FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of Amendment No. 1 to the 2014 Equity Incentive Plan (the "Plan") of Diana Shipping Inc. (the "Company"), which was approved by the Board of Directors of the Company on May 7, 2018.  The Plan was amended to increase the aggregate number of shares of common stock, par value $0.01 per share, of the Company issuable under the Plan to 13,000,000 shares, of which 9,124,759 shares remain available for issuance under the Plan as of the date of the Amendment No. 1.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-205491) filed with the U.S. Securities and Exchange Commission with an effective date of July 21, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: June 1, 2018	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 1

AMENDMENT NO. 1

TO THE

DIANA SHIPPING INC.
2014 EQUITY INCENTIVE PLAN

This Amendment No. 1 to the Diana Shipping Inc. 2014 Equity Incentive Plan (the "Plan") is made and adopted on May 31, 2018.

WHEREAS, the Board of Directors of the Company (the "Board") previously adopted the Plan to provide certain Key Persons (as defined in the Plan), whose initiative and efforts are deemed to be important to the successful conduct of the business of the Company with incentives to (a) enter into and remain in the service of the Company or its Affiliates (as defined in the Plan), (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance and (d) enhance the long-term performance of the Company; and

WHEREAS, the Board has determined that it is advisable and in the best interests of the Company to amend the Plan, pursuant to the authority provided by Section 3.1(a) of the Plan, in order to increase the maximum number of shares of common stock, par value $0.01 per share, of the Company authorized for issuance under the Plan.

NOW, THEREFORE, the Plan shall be amended as set forth below.

Section 1.5(a) of the Plan shall be deleted in its entirety and replaced with the following:

(a)          Maximum Number.  Subject to adjustment as provided in Section 1.5(c), the aggregate number of shares of common stock of the Company, par value $0.01 ("Common Stock"), with respect to which Awards may at any time be granted under the Plan shall be 13,000,000, of which 3,875,241 shares have been granted pursuant to the Plan and of which 9,124,759 shares remain available for issuance under the Plan as of the date of this Amendment No. 1.  The following shares of Common Stock shall again become available for Awards under the Plan: (i) any shares that are subject to an Award under the Plan and that remain unissued upon the cancellation or termination of such Award for any reason whatsoever; (ii) any shares of restricted stock forfeited pursuant to the Plan or the applicable Award Agreement; provided that any dividend equivalent rights with respect to such shares that have not theretofore been directly remitted to the grantee are also forfeited; and (iii) any shares in respect of which an Award is settled for cash without the delivery of shares to the grantee.  Any shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any Award shall again become available to be delivered pursuant to Awards under the Plan.